Filed Pursuant to Rule 424(b)(3)

Registration File No.  333-291400

RoboStrategy, Inc.

19,655,968 Shares of Common Stock

Supplement No. 5, dated July 8, 2026

to the

Prospectus and Statement of Additional Information dated May 5, 2026, as amended or supplemented as of the date hereof

This prospectus supplement modifies, amends and supplements certain information contained in the Prospectus of RoboStrategy, Inc. (the “Fund”) dated May 5, 2026, as amended or supplemented (the “Prospectus”) and the statement of additional information, dated May 5, 2026, as amended or supplemented (the “Statement of Additional Information”). Capitalized terms used in this prospectus supplement and not otherwise defined have the meaning specified in the Prospectus and/or Statement of Additional Information.

You should carefully consider the “Types of Investments and Related Risk Factors” section beginning on page 31 of the Prospectus.

The section “FEES AND EXPENSES” in the Prospectus is replaced in its entirety with the following:

FEES AND EXPENSES

The following table is intended to assist you in understanding the costs and expenses that you will bear directly or indirectly. We caution you that some of the percentages indicated in the table below are estimates and may vary. The expenses shown in the table under “Annual expenses” are based on estimated amounts for our current fiscal year. The following table should not be considered a representation of our future expenses. Actual expenses may be greater or less than shown. Except where the context suggests otherwise, whenever this Prospectus contains a reference to fees or expenses paid by “us” or “the Fund” or that “we” will pay fees or expenses, you will indirectly bear these fees or expenses as an investor in the Fund.

Annual expenses	Percentage of Net Assets Attributable to Common Stock
Management Fee	2.50%(1)
Interest Payments on Borrowed Funds	0.00%(2)
Acquired Fund Fees and Expenses	0.07%(3)
Other Expenses	1.41%(4)
Current Income Tax Expense	0.00%(5)
Deferred Income Tax Expense	0.00%(6)
Total Annual Expenses	3.98%
1.	Under the Advisory Agreement we will pay the Adviser a Management Fee, payable monthly, in an amount equal to 2.50% of our average gross assets at the end of the two most recently completed calendar months. For purposes of the Advisory Agreement, the term “gross assets” includes assets purchased with borrowed amounts. The Management Fee reflected in the table is estimated for the Fund’s current fiscal year. Additionally, this estimate is calculated by determining the ratio that the Management Fee bears to our net assets attributable to common stock (rather than our gross assets).

2.	The Fund does not intend to incur leverage within the next twelve months.

3.	Acquired Fund Fees and Expenses are the indirect costs of investing in other investment companies. The amount under this line item is estimated for the current fiscal year.

4.	Other expenses includes accounting, valuation, legal and auditing fees of the Fund, organizational costs, expenses related to the Fund’s distribution reinvestment plan, as well as fees paid to the Administrator, the transfer agent, the custodian and the Directors. Other expenses are estimated for the current fiscal year.

5.	The Fund anticipates being treated as a corporation for U.S. federal income tax purposes for its initial taxable year ending August 31, 2026. Because the Fund does not generally expect to receive interest or dividend income from its investments, the Fund does not expect to incur income tax expense for the current fiscal year.

6.	Deferred income tax expense relates to the tax effect of unrealized appreciation or depreciation on the Fund’s investments resulting from the Fund being treated as a corporation for U.S. federal income tax purposes for its initial taxable year. The Fund is not able to estimate any deferred income tax expense that may be incurred in future years.

The following example demonstrates the projected dollar amount of total cumulative expenses over various periods with respect to a hypothetical investment in our common stock. In calculating the following expense amounts, we have assumed we would have no additional leverage and that our annual operating expenses would remain at the levels set forth in the table above.

Example	1 Year	3 Years	5 Years	10 Years
You would pay the following expenses on a $1,000 investment, assuming a 5% annual return	$ 40	$ 127	$ 224	$ 523

The foregoing table is to assist you in understanding the various costs and expenses that an investor in our common stock will bear directly or indirectly. While the example assumes, as required by the SEC, a 5% annual return, our performance will vary and may result in a return greater or less than 5%. In addition, while the example assumes reinvestment of all dividends and distributions at NAV, if our Board authorizes and we declare a cash dividend, participants in our distribution reinvestment plan who have not otherwise elected to receive cash will receive a number of shares of our common stock, determined by dividing the total dollar amount of the distribution payable to a participant by the market price per share of our common stock at the close of trading on the valuation date for the distribution. See “Distribution Reinvestment Plan” for additional information regarding our distribution reinvestment plan.

This example and the expenses in the table above should not be considered a representation of our future expenses, and actual expenses (including the cost of debt, if any, and other expenses) may be greater or less than those shown.

Net Asset Value

In connection with our regular net asset value determination process, as provided in our valuation policies and procedures, our net asset value as of June 30, 2026, is $10.51 per share of our common stock.

Portfolio

The following table sets forth certain information as of June 30, 2026, for each portfolio company in which we are currently invested. Percentages of Net Assets are calculated based on the Fund's Net Assets Applicable to Common Shares of $248,861,200 as of June 30, 2026. The Fund intends to update this information on a monthly basis.

Current Portfolio - As of June 30, 2026

Portfolio Company	Nature of	Security Type	Shares	Fair Value $	Investment Year	% of Net Assets
	Business
Standard Bots (a)(b)(c)	Industrial Automation	Direct ownership of Series C Preferred Stock	2,910,652	$86,999,971	2026	35.0%
Figure AI, Inc. (a)(b)(c)(d)(e)	Humanoid Robotics	LP Interest in NV FigureAI Series B QP Partners LLC has economic exposure to Figure AI, Inc. Series B Preferred Stock	237,442	$37,250,000	2025	15.0%
Dyna, Inc. (a)(b)(c)	General Purpose Robotics	Direct ownership of Series A Preferred Stock	1,491,163	$37,249,997	2025	15.0%
Apptronik, Inc. (a)(b)(c)(d)	Humanoid Robotics	LP Interest in AP 1125 Fund V, a series of Capital Factory, LP invested in Apptronik, Inc. Series A-1, A-2 and Seed 1 Preferred Stock	579,213	$19,503,143	2025	7.8%
Apptronik, Inc. (a)(b)(c)	Humanoid Robotics	Direct ownership of Series Seed Preferred Stock	513,046	$17,746,859	2025	7.1%
Dexmate, Inc. (a)(b)(c)	General Purpose Robotics	Direct ownership of Series Seed Preferred Stock	1,740,280	$13,993,891	2026	5.6%
Dexmate, Inc. (a)(b)(c)	General Purpose Robotics	Direct ownership of Series Seed Plus Stock	1,224,178	$11,440,311	2026	4.6%
Path Robotics, Inc. (a)(b)(c)	Industrial Automation	Direct ownership of Series D-2 Preferred Stock	773,660	$5,999,996	2025	2.4%
Eccentric Machines, Inc. (a)(b)(c)	Robotics Infrastructure	Direct ownership of Series Seed Preferred Stock	2,076,915	$3,000,000	2026	1.2%
REK, Inc. (a)(b)(c)	Humanoid Robotics	Direct ownership of Series Seed Preferred Stock	1,875,891	$2,500,000	2025	1.0%
GMI Computing Ltd. (a)(b)(c)(e)	Cloud Infrastructure	Direct ownership SAFE instrument convertible into Series B Preferred Stock at next financing round	1	$2,000,000	2025	0.8%
Cyan Robotics, Inc. (a)(b)(c)(d)(e)	Logistics	RoboStrategy DDGR LLC invested in Cyan Robotics, Inc. SAFE	1	$1,500,000	2026	0.6%

Nox Metals, Inc. (a)(b)(c)(e)	Advanced Manufacturing	Direct ownership SAFE instrument convertible equity at next equity financing	1	$750,000	2026	0.3%
Endiatx, Inc. (a)(b)(c)	Medical Robotics	Direct ownership of Series A Preferred Stock	285,322	$499,998	2025	0.2%
Allonic, Inc. (a)(b)(c)(e)	Robotics Infrastructure	Direct ownership of Pre-seed Preferred Stock	154,798	$291,500	2026	0.1%
Purple Rhombus LLC (a)(b)(c)(d)(e)	Defense Robotics	LP Interest in PU-1003 Fund I, a series of MV Funds, LP invested in Purple Rhombus LLC SAFE Note	1	$250,000	2025	0.1%

(a)	Non-income producing security.
(b)	Level 3 securities fair valued using significant unobservable inputs.
(c)	Restricted investments as to resale.
(d)	The Fund has a direct investment in an SPV which has a direct or indirect investment in an underlying portfolio company. The number of units presented, if applicable, are the units in the SPV owned by the Fund, which represents the equivalent number of securities of the underlying portfolio company for which the investment has economic exposure.
(e)	Simple Agreement for Future Equity ("SAFE"). Upon a qualified equity financing, the SAFE will convert into preferred shares of the issuer in accordance with its terms.

The portfolio information presented above is as of our latest monthly NAV, June 30, 2026, and reflects the Fund's holdings as of that date, including investments made after the close of the Fund's most recent semi-annual reporting period.

Fair values are determined in good faith in accordance with valuation procedures established by the Fund's Board of Directors and are inherently subjective. Fair value determinations involve significant unobservable inputs and reflect good faith judgments based on available information. Accordingly, there can be no assurance that the fair values reflected above would approximate the prices at which the Fund could sell these securities.

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